Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Six:

Pathmaker

Update dated June 8, 2023 to the product notice dated May 1, 2023
This update to the product notice outlines changes in fund fees related to certain investment options since the product notice dated May 1, 2023. This may not reflect all of the changes that have occurred since you entered into your Contract. The changes are related to:
Appendix A - Funds Available Under the Contract
All other provisions outlined in your product notice remain unchanged. This update is for informational purposes and requires no action on your part.
In Appendix A - Funds Available Under the Contract: the following fund fees are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
LVIP JPMorgan Mid Cap Value Portfolio - Class 1 Adviser: JPMorgan Investment Management, Inc.	0.76%
This update should be retained for future reference.

HV-7992